February 26, 2013

Via Edgar
Ms. Pamela Long,
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:          Green Earth Technologies, Inc.
Registration Statement on Form S-1
File No. 333-185557

Dear Sirs:

In connection with the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 4:00 P.M. Eastern Time, on Wednesday, February 27, 2013, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Green Earth Technologies, Inc.